QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedule A)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	April 30, 2003	2003	06	26
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	06	26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	06	26

Canplats Resources Corporation
(An Exploration Stage Company)
Schedule “A”

BALANCE SHEETS
(unaudited)

	April 30, 2003 $	July 31, 2002 $

ASSETS
Current
Cash	9,452	35,246
Restricted cash (note 4)	35,908	107,607
Receivables	2,471	6,019
Due from related parties (note 6)	4,553	10,988
Prepaid expense	14,131	604

Total current assets	66,515	160,464

Mineral properties	1,412,946	1,478,254

Total Assets	1,479,461	1,638,718

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,063	25,359
Due to related parties (note 6)	10,646	30,539

Total liabilities	11,709	55,898

Shareholders' equity
Share capital issued (note 5)	8,329,386	8,125,636
11,997,303 common shares
(July 31, 2002 - 10,217,303)
Deposits on share subscriptions	--	106,000

	8,329,386	8,231,636

Deficit	(6,861,634)	(6,648,816)

Total shareholders' equity	1,467,752	1,582,820

	1,479,461	1,638,718

Subsequent event (note 7)

On behalf of the Board:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Schedule “A”

STATEMENTS OF LOSS AND DEFICIT
(unaudited)

	Three months ended April 30		Nine months ended April 30
	2003 $	2002 $	2003 $	2002 $

Expenses
Bank charges	117	148	377	472
Consulting	--	--	1,875	--
General exploration	--	2	3,083	3,533
Insurance	--	1,540	604	5,088
Investor relations	358	2,064	1,328	14,299
Legal, accounting and audit	--	2,068	1,200	6,755
Listing and filing fees	3,129	775	7,735	7,918
Management administration fee	4,500	4,500	13,500	19,000
Office	178	743	481	3,625
Other fees and taxes	1,161	--	1,161	--
Rent	3,000	3,000	9,000	11,500
Salaries	1,051	7,312	12,755	33,639
Shareholder relations	792	578	12,822	13,681
Telephone	3	27	14	116
Travel and accommodation	--	--	85	--
Transfer agents	1,290	2,782	9,633	12,944

	(15,579)	(25,539)	(75,653)	(132,570)

Other income (expenses)
Interest income	156	98	586	1,509
Mineral property costs written off	(137,751)	--	(137,751)	--

	(137,595)	98	(137,165)	1,509

Loss for the period	(153,174)	(25,441)	(212,818)	(131,061)

Deficit, beginning of the period	(6,708,460)	(6,543,137)	(6,648,816)	(6,437,517)

Deficit, end of the period	(6,861,634)	(6,568,578)	(6,861,634)	(6,568,578)

Weighted average number of issued shares	11,963,033	9,849,887	11,336,635	8,860,398

Basic loss per share	(0.01)	(0.01)	(0.02)	(0.01)

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Schedule “A”

STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended April 30		Nine months ended April 30
	2003 $	2002 $	2003 $	2002 $

OPERATING ACTIVITIES
Loss for the period	(153,174)	(25,441)	(212,818)	(131,061)

Net change in non-cash working capital items:
Mineral property costs written off	137,751	--	137,751	--
Amounts receivable and prepaid expenses	(13,519)	29,333	(9,979)	3,567
Due from related parties	2,145	(29,242)	6,435	(29,010)
Accounts payable and accrued liabilities	(2,286)	53,807	(24,296)	40,358
Due to related parties	8,076	41,420	30,107	24,398

Cash used in operating activities	(21,007)	69,877	(72,800)	(91,748)

INVESTING ACTIVITIES
Mineral property costs	(13,036)	(147,380)	(68,693)	(466,529)

Cash used in investing activities	(13,036)	(147,380)	(68,693)	(466,529)

FINANCING ACTIVITIES
Shares issued for cash	4,000	82,500	44,000	522,195

Cash provided by financing activities	4,000	82,500	44,000	522,195

Increase (decrease) in cash	(30,043)	4,997	(97,493)	(36,082)
Cash, beginning of the period	75,403	142,252	142,853	183,331

Cash, end of the period	45,360	147,249	45,360	147,249

Supplemental cash flow information:

Non-cash financing activities
Shares issued for mineral property	(4,500)	10,250	3,750	36,500
Shares issued for debt settlement	--	--	50,000	--

	(4,500)	10,250	53,750	36,500

Non-cash investing activities
Shares issued for mineral property	(4,500)	10,250	3,750	36,500
Mineral property costs written off	(137,751)	--	(137,751)	--

	(142,251)	10,250	(134,001)	36,500

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Schedule “A”

Mineral Properties
for the nine months ending April 30, 2003
(unaudited)

	Grand Bay (Canada) $	Geikie (Canada) $	Posh (Canada) $	Johnspine (Canada) $	Black Sturgeon (Canada) $	Stucco (Canada) $	Mikinak (Canada) $	Rodeo (Mexico) $	Other Properties (Canada) $	Total $

Balance, beginning of year	189,791	367,901	174,084	567,120	93,158	10,837	42,542	--	32,821	1,478,254

Acquisition costs for the period	--	2,000	--	--	--	(125)	--	10,781	--	12,656

Assaying	--	903	--	--	--	--	--	--	--	903
Consulting and contract services	118	3,618	--	3,618	--	--	118	--	--	7,472
Drafting salaries and consulting	--	875	--	93	--	--	--	144	--	1,112
Geology salaries and consulting	800	4,935	2,733	2,458	--	732	400	--	--	12,058
Geophysics airborne and ground	899	13,964	5,113	7,480	566	732	967	--	800	30,521
Living costs	--	2,430	--	--	--	--	--	--	--	2,430
Office expenses	--	422	15	--	--	--	--	53	111	601
Storage	--	3,600	--	--	--	--	--	--	--	3,600
Surveying	--	1,090	--	--	--	--	--	--	--	1,090

Exploration costs for the period	1,817	31,837	7,861	13,649	566	1,464	1,485	197	911	59,787

Mineral property costs
written off for the period	--	--	--	--	(93,724)	--	(44,027)	--	--	(137,751)

Balance, end of period	191,608	401,738	181,945	580,769	--	12,176	--	10,978	33,732	1,412,946

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
 Schedule “A”
 NOTES TO FINANCIAL STATEMENTS
(unaudited)
 For the nine months ended April 30, 2003

1.	Nature of operations

The company is in the process of acquiring and exploring platinum group and precious metal mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

The company will have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2.	Significant accounting policies

These unaudited interim financial statements follow the same accounting policies as the most recent annual financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the company.

3.	Segmented information

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

April 30, 2003

	Canada	Mexico	Total

Mineral properties	$1,401,968	$10,978	$1,412,946

July 31, 2002

	Canada	Mexico	Total

Mineral properties	$1,478,254	-	$1,478,254

4.	Restricted cash

Since October 2001, the company has raised a total of $582,000 in proceeds from the private placement of 3,045,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of April 30, 2003, the unspent cash balance was $35,908.

5.	Outstanding shares and related information

(a)	Shares
During the nine months ending April 30, 2003, the company issued 540,000 shares pursuant to one flow-through share private placement at a price of $0.15 per share for net proceeds of $81,000. Also during the nine months ending April 30, 2003, the company issued 250,000 non flow-through shares pursuant to one private placement at a price of $0.10 per share for net proceeds of $25,000. The proceeds for these two placements were received in the previous fiscal year and recorded as “Deposits on share subscriptions”. During the current quarter the company issued 440,000 non flow-through shares pursuant to one private placement at a price of $0.10 per share for net proceeds for of $44,000. Of these proceeds, $40,000 was received in the prior quarter and $4,000 in the current quarter. During the nine months ending April 30, 2003 an additional 50,000 shares valued at $3,750 were issued for mineral properties and 500,000 shares valued at $50,000 for a debt settlement resulting in 11,997,303 shares outstanding at April 30, 2003. At April 30, 2003 the company had 69,000 shares subject to escrow agreements.

(b)	Warrants
On September 30, 2002, all 3,401,000 warrants outstanding expired.

(c)	Stock options
During the nine months ending April 30, 2003, 100,000 stock options were cancelled. At April 30, 2003 the number of options outstanding were 940,000 – all priced at $0.50 and expiring on April 4, 2004.

6.	Related parties

(a)	For the nine months ending April 30, 2003, the company had the following transactions with related parties:

(i)

Paid or accrued $48,544 (2002 — $152,481) in geological support, management and administration expenses from Silver Standard Resources Inc., a company of which two directors are also directors of the company. During the nine months ended April 30, 2003, 500,000 shares at $0.10 per share were issued to Silver Standard Resources Inc. as settlement of $50,000 of debt obligations.

(ii)

The company has entered into mineral property option agreements and share an exploration office with East West Resources Corporation, a company that has one director who is also a director of the Company. The company recorded a receivable of $ Nil (2002 — $29,242) from East West relating to a mineral property option agreement and during the nine months ended April 30, 2003 paid or accrued $ 6,435 (2002 — $16,861) relating to the exploration office.

(b)	Included in “Due to related parties” at April 30, 2003 is a $10,646 (2002 — $50,926) payable to Silver Standard Resources Inc.

(c)	Included in “Due from related parties” at April 30, 2003 is a $ 4,553 (2002 — $ 29,242) receivable from East West Resources Corporation.

7.	Subsequent events

(a)

In May 2003 the company announced a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000, with First Associates Investments Inc. acting as agent. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of one year at a price of $0.20. The short-form offering was fully subscribed and closed on June 3, 2003.

The proceeds of the offering will be used to complete an exploration program on the company’s Geikie property (estimated at $85,000), for working capital for operations and as a reserve for asset acquisition investigations and exploration activities.

(b)

Subsequent to April 30, 2003, the company entered into an agreement with G2 Consultants Corporation of Vancouver, B.C. to provide financial public relations services. Gordon Campbell, principal of G2 Consultants, will assist the company in expanding its network of brokers, analysts, investment advisors, shareholders and media contacts in Western Canada.

Under the terms of the agreement, Canplats has retained G2 Consultants for a one year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. G2 Consultants will be paid an amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. G2 Consultants and Canplats are at arm’s length, with Mr. Campbell a shareholder of Canplats.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedules B & C)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	April 30, 2003	2003	06	26
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	06	26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	06	26

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B” – SUPPLEMENTARY INFORMATION
For the Nine Months Ended April 30, 2003

1.     Analysis of expenses and deferred costs:

        Mineral Property Costs: See Schedule "A" - Financial Statements.

       Shareholder Relations:

Nine months ended April 30, 2003

Annual meeting	$ 2,401
Annual report	3,750
Quarterly reports	568
Mailings to shareholders	5,282
Press releases to shareholders	821

$12,822

2.     Related Party Transactions: See Schedule “A” – Financial Statements.

3.     (a) Securities Issued During the Nine Months Ended April 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
August 2, 2002	Common Shares	Private Placement	250,000	$0.10	$25,000	Cash	N/A
August 2, 2002	Common Shares	Private Placement	540,000	$0.15	$81,000	Cash	N/A
Sept. 10, 2002	Common Shares	Property Acquisition	25,000	$0.25	$6,250	Property Option	N/A
October 1, 2002	Common Shares	Property Acquisition	12,500	$0.16	$2,000	Property Option	N/A
January 31, 2003	Common Shares	Debt Settlement	500,000	$0.10	$50,000	Debt Settlement	N/A
February 6, 2003	Common Shares	Private Placement	440,000	$0.10	$44,000	Cash	N/A
April 10, 2003	Common Shares	Property Acquisition	12,500	$0.07	$875	Property Option	N/A

(b)     Options Granted During the Nine Months Ended April 30, 2003:

Number	Exercise Price	Expiry Date
N/A

4.     Summary of Securities as at April 30, 2003:

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding Amount	11,997,303 common shares $ 8,329,386

    (c)

Options Outstanding
Number	Exercise Price	Expiry Date
940,000	$0.50	April 4, 2004

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
Nil

(d)     Total number of securities in escrow:     69,000 common shares

         Total number of securities subject to a pooling agreement:    Nil

5.	List of Directors and Officers as at June 26, 2003:

Directors:

R.E. Gordon Davis Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Ross A. Mitchell Kenneth McNaughton Linda J. Sue	President, CEO & Chairman Vice President, Finance Vice President, Exploration Corporate Secretary

CANPLATS RESOURCES CORPORATION
SCHEDULE “C” — MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months ended April 30, 2003

To the Shareholders:

Exploration

There was no field activity carried out by the company during the quarter ended April 30, 2003. The recently completed financing will provide sufficient funds to diamond drill a prospective geophysical target on the Geikie property, north of Thunder Bay, Ontario. Drilling will commence in early July in a geological setting favourable for copper-nickel and platinum group metals. A number of anomalous targets on several properties will be prioritized for drill testing, depending on results from the Geikie property.

In February, Canplats acquired by staking a 100% interest in the Rodeo epithermal gold property north of Durango, Mexico. An extensive shear zone and epithermal vein system with near-surface gold values defines a promising target for drill testing. The company is reviewing additional property acquisition opportunities in Mexico.

Management Discussion and Analysis

Results of Operations

During the quarter ending April 30, 2003 the company incurred $15,579 in expenses reflecting the inactivity of the company prior to refinancing. This quarter's expenditures compare to $25,539 spent in the comparable quarter of the prior year. For the nine months, expenses were $75,653 compared to $132,570 in the prior year. Of the current quarter's costs, $7,500, or approximately half, relate to the management administration fees and rent.

During the current quarter, the company abandoned the Black Sturgeon and Mikinak mineral properties and $137,751 in costs were written off. There were no write-offs of mineral properties in the comparable quarter of 2002.

After write-offs and interest income, the loss for the quarter ending April 30, 2003 was $153,174 ($0.01 per share) and for the nine months, the loss was $212,818 ($0.02 per share). This compares to a loss of $25,441 ($0.01 per share) in the comparable quarter of the prior year and a loss of $131,061 ($0.01 per share) for the nine months ending April 30, 2002. Exclusive of the property write-off, the nine month loss was 57% lower than the prior year reflecting cost saving measures and reduced activity.

Liquidity and Capital Resources

During the quarter ending April 30, 2003, the company collected the remaining $4,000 of the $44,000 private placement announced in January, 2003. During the quarter, $13,036 was spent on mineral properties and, of this amount, $10,978 related to the acquisition of the Rodeo property near Durango, Mexico. At quarter's end, the company had $54,806 in working capital compared to $104,566 in working capital at the beginning of the current fiscal year.

Following quarter's end, the company closed a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. With this financing, the company has sufficient funds to meet all its near-term obligations. If planned exploration programs on the Geikie or Rodeo properties are successful and result in the exercise of warrants outstanding, the company will be able to raise up to an additional $1,000,000 and expand its exposure to precious metals projects in Mexico. The ability of the company to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Private Placement – August 9, 2002

In a $81,000 flow-through and a $25,000 non-flow-through private placement announced on July 16, 2002 and accepted by the TSX Venture Exchange on August 9, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placements. The placements were fully subscribed and the company received proceeds of $106,000. The following table reconciles the actual expenditures to April 30, 2003 against the estimated use of the $106,000 as outlined in the TSX Venture Exchange filing documents. It also shows the estimated costs to complete as well as the variance based upon total projected costs compared to the budget amount in the filing documents.

	Per TSX Venture Exchange Filing Documents	Actual to April 30, 2003	Variance Over (Under)	Projected Cost to Complete	Total Projected Cost	TSX Venture Exchange Filing Compared to Total Projected Cost Over / (Under)

	1	2	3 = 2 -1	4	5 = 2 +4	6 = 5 - 1

Exploration on company properties	$ 81,000	$39,518	($41,482)	$41,482	$ 81,000	--

General working capital	$ 25,000	$25,000	--	--	$ 25,000	--

TOTAL	$106,000	$64,518	($41,482)	$41,482	$ 106,000

The main areas for actual expenditures were geophysics ground ($10,070), geophysics airborne ($10,225), geology consulting ($9,650) and consulting ($7,000).

Private Placement – February 6, 2003

In a $44,000 non flow-through private placement announced on January 27, 2003 and accepted by the TSX Venture Exchange on February 6, 2003, the company stated the proposed use of the proceeds was for corporate and administrative requirements. The following table reconciles the actual expenditures to April 30, 2003 against the estimated use of the $44,000 as outlined in the TSX Venture Exchange filing documents. It also shows the estimated use of the remaining funds compared to the budget amount in the filing documents.

	Per TSX Venture Exchange Filing Documents	Actual to April 30, 2003	Variance Over (Under)	Projected Cost to Complete	Total Projected Cost	TSX Venture Exchange Filing Compared to Total Projected Cost Over / (Under)

	1	2	3 = 2 - 1	4	5 = 2 + 4	6 = 5 - 1

Corporate and administrative	$44,000	$30,874	($13,126)	$13,126	$44,000

Subsequent Events

(a)

In May 2003 the company announced a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000, with First Associates Investments Inc. acting as agent. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of one year at a price of $0.20. The short-form offering was fully subscribed and closed on June 3, 2003.

The proceeds of the offering will be used to complete an exploration program on the company's Geikie property (estimated at $85,000), for working capital for operations and as a reserve for asset acquisition investigations and exploration activities.

(b)

Subsequent to April 30, 2003, the company entered into an agreement with G2 Consultants Corporation of Vancouver, B.C. to provide financial public relations services. Gordon Campbell, principal of G2 Consultants, will assist the company in expanding its network of brokers, analysts, investment advisors, shareholders and media contacts in Western Canada.

Under the terms of the agreement, Canplats has retained G2 Consultants for a one year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. G2 Consultants will be paid an amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. G2 Consultants and Canplats are at arm's length, with Mr. Campbell a shareholder of Canplats.